                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of October 2007


                             AETERNA ZENTARIS INC.

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F        Form 40-F  X
                                 -----            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                           Yes           No   X
                                 -----      -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -----

                                 DOCUMENTS INDEX

DOCUMENTS       DESCRIPTION
----------      ----------------------------------------------------------------

1.              Press release dated October 25, 2007: AEterna Zentaris to Further
                Develop Three Follow-up Multi-targeted Cytotoxic Candidates to
                AEZS-112 as Potential Novel Cancer Treatment
----------      ----------------------------------------------------------------

                                                               AETERNA ZENTARIS
Aeterna Zentaris Inc.
1405 du Parc Technologique Blvd.
Quebec (Quebec) Canada G1O 4P5
T 418 652-8525 F 418 652-0881
www.aeternazentaris.com

                                                           PRESS RELEASE
                                                           For immediate release

AETERNA ZENTARIS TO FURTHER DEVELOP THREE FOLLOW-UP MULTI-TARGETED CYTOTOXIC CANDIDATES TO AEZS-112 AS POTENTIAL NOVEL CANCER TREATMENT

NEW IN VITRO DATA PRESENTED AT AACR-NCI-EORTC INTERNATIONAL CONFERENCE ON MOLECULAR TARGETS AND CANCER THERAPEUTICS IN SAN FRANCISCO

QUEBEC CITY, CANADA, OCTOBER 25, 2007 - AEterna Zentaris Inc. (TSX: AEZ; Nasdaq:
AEZS), a global biopharmaceutical company focused on endocrine therapy and oncology, today presented an abstract outlining novel data generated from three AEZS-112 (formerly ZEN-012) follow-up multi-targeted cytotoxic candidates at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics being held this week at the Moscone Convention Center in San Francisco, California. Following encouraging results, the Company will pursue further research aimed at selecting an AEZS-112 follow-up candidate for preclinical development in cancer.

David J. Mazzo, Ph.D., President and Chief Executive Officer at
AEterna Zentaris commented, "These encouraging new results for our AEZS-112 follow-up compounds are further proof of the quality and depth of our internal drug discovery engine, and we look forward to the continued development of these compounds as potential novel oral cancer treatments."

RESULTS

The abstract #C218 entitled, "HIGHLY POTENT CYTOTOXIC COMPOUNDS WITH INHIBITORY EFFECTS ON TUBULIN POLYMERIZATION AND TOPOISOMERASE II", reviewed results of a pharmacological characterization of three follow-up compound candidates to AEZS-112, AEterna Zentaris' multi-targeted cytotoxic compound currently in a Phase 1 clinical trial for solid tumors and lymphoma. The analysis was aimed at identifying compounds with either quantitative or qualitative variations in either mode of action -- inhibition of tubulin polymerization, topoisomerase activity as well as antiangiogenic properties -- and/or tumor specificity for subsequent preclinical development.

AEZS-112 follow-up candidates were subjected to comprehensive IN VITRO profiling with respect to mode of action, metabolic stability and interference with clonogenic growth of human xenograft derived cell lines.

CONCLUSIONS

>> All three AEZS-112 follow-up candidates were equal to or more efficient in exerting cytotoxic activity in tumor cell lines and inhibiting tubulin polymerization than AEZS-112, whereas induction of cell cycle arrest and apoptosis was slightly improved;

>> An interesting difference to the AEZS-112 profile is the inhibition of topoisomerase I by compounds 2 and 3. Moreover, compound 2 displayed significant higher potency for topoisomerase II inhibition than AEZS-112;

>> IN VITRO plasma and liver microsomal stability of the follow-up candidates are comparable to AEZS-112, thus demonstrating suitability for IN VIVO efficacy studies;

>> Interference with clonogenic growth of xenograft-derived cells revealed variability in the response of the different tumor classes to AEZS-112 and compound 1 treatment as a basis for selection of the most appropriate IN VIVO efficacy models.

Based on their interesting IN VITRO profiles, all three follow-up candidates will be subjected to human tumor xenograft IN VIVO models aimed at selecting an AEZS-112 follow-up candidate for preclinical development.

THE POSTER PRESENTATION IS AVAILABLE IN THE INVESTOR SECTION OF THE COMPANY'S WEBSITE UNDER "EVENTS AND WEBCASTS" AT WWW.AETERNAZENTARIS.COM.

ABOUT AEZS-112

AEZS-112 is a novel oral multi-targeted cytotoxic compound with inhibitory effects on tubulin polymerization, topoisomerase II and angiogenesis. In January 2007, the Company initiated a Phase 1 clinical trial for solid tumors and lymphoma; primary endpoints will focus on determining the safety and tolerability of the compound.

AEZS-112 has shown potent IN VITRO anti-proliferative activity at nanomolar concentrations against human tumor cell lines of different origin. The compound is active in tumor cell lines which are resistant to cisplatin and doxorubicin as well as to tubulin inhibitors such as vincristine and paclitaxel. Given orally once or twice weekly, AEZS-112 proved to be a potent inhibitor of IN VIVO tumor growth in different models including mammary, colon, skin, lung, renal and leukemic cancers.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization.

News releases and additional information are available at WWW.AETERNAZENTARIS.COM

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements preceded by, followed by, or that include the words "believes", "anticipates", "intends", "plans", "expects", "estimates", "will," "may", "should", "approximately", and the negative or other variations of those terms or comparable terminology, are forward-looking statements. Such statements reflect management's current views, intentions, strategies and plans and are based on certain assumptions.

Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the ability of AEterna Zentaris to implement its business strategies, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of AEterna Zentaris to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements at WWW.AETERNAZENTARIS.COM.

                                      -30-
CONTACTS

Jenene Thomas
Senior Director, Investor Relations & Corporate Communications
(908) 938-1475
JENENE.THOMAS@AETERNAZENTARIS.COM

Paul Burroughs
Media Relations
(418) 652-8525 ext. 406
PAUL.BURROUGHS@AETERNAZENTARIS.COM

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       AETERNA ZENTARIS INC.

DATE: OCTOBER 25, 2007                 By: /s/MARIO PARADIS
      ----------------                 -----------------------------------------
                                       Mario Paradis
                                       Senior Vice President, Administrative and
                                       Legal Affairs and Corporate Secretary